Filed pursuant to Rule 433 Registration Statement No. 333-137902 Dated June 17, 2008

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting www.dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 1-877-369-4617, or you may request a copy from any dealer participating in this offering.

THE WALL STREET JOURNAL
Date: Sunday, June 15, 2008
Location: NEW YORK, NY
Circulation (DMA): 1,721,694 (1)
Type (Frequency): Newspaper (D)
Page: B14
Keyword: Deutsche Bank

Commodities: Last Call?

New Funds Allow Investors to Benefit If the Bull Run Ends

BY CAROLYN CUI

Investors are getting worried that the commodities party may be drawing to a close, and Wall Street is introducing funds designed to capitalize on the choppy market.

Over the past seven years, commodity prices have soared with the S&P GSCI Total Return Index rising nearly 300%. But starting this spring, with the huge exception of oil, many key prices have eased.

Several new funds and securities take short positions on commodities, allowing investors to benefit from any drop in prices. But investors should exercise caution. These funds often pursue complicated strategies, some going long on certain commodities and short on others. And, if their particular bets go sour, they could pile up big losses. Many funds are leveraged, which will magnify gains or losses on the investments.

Wednesday, Direxion Funds, managed by Rafferty Asset Management, launched a fund consisting of 16 commodities, in which it takes either long or short positions. Direxion currently takes short positions on grains, gold, silver and copper, while it's bullish on crude oil and other energy products, as well as live cattle and cocoa. "The market is becoming more of a two-way market," said Daniel O'Neill, president at Direxion Funds.

Operating in such a volatile market isn't easy. Direxion started out with 10% of its assets used to short soybeans, whose prices soared to a record high Friday due to the Midwestern flooding. That, in turn, could create losses in this position. Direxion said this is a short-term event, and they will re-evaluate their holdings each month to determine whether to adjust the positions.

Direxion takes short positions by selling futures contracts, an obligation to sell a commodity at a predetermined price by expiration. The fund, **Commodity Trends Strategy Fund**, adjusts its positions each month based on quantitative analysis of price movements and historical trends. An exception is energy, which will only be held long or flat—meaning no positions, since "shorting oil is just too dangerous," Mr. O'Neill said.

Others don't necessarily agree. **Deutsche Bank** AG is scheduled to launch eight exchange-traded notes, or ETNs, soon, four of which bet on crude oil and base metals to fall, and four bet them to rise. ETNs are a type of debt securities whose payout is linked to the performance of an underlying index. These short products will be added to the German bank's existing six short products on gold, agricultural products and the Deutsche Bank Liquid Commodity Index—the only short products available in the U.S. market before the Direxion fund was launched.

With a short note, investors will make money when the underlying commodity is falling. For example, DB Gold Short ETN, the first short product launched by the bank in March, gained 13.3%, while gold fell 11.3%.

Energy, the best-performing commodity sector, has been the focus of heavy short-selling. **United States Oil Fund**, the biggest ETF tracking the price of crude oil, is among the most-shorted funds. During the first five months, while oil prices rose 33%, the fund's short interest, or the number of total outstanding shares sold short, soared 140% to 16.26 million shares, about two times the fund's total shares, according to Nasdaq OMX Group Inc. The average short interest among U.S.-listed ETFs is 10%, according to Morgan Stanley.

Bearish bets on other commodities and broad-based indexes have also increased. Short-selling at **streetTracks Gold Shares**, the world's biggest gold ETF, soared this year, along with the yellow metal's progress to its record close of $1,003.20 on March 18, according to Schaeffer's Investment Research Inc. The $2.8-billion **PowerShares DB Commodity Index Tracking Fund**, one of the biggest commodity ETFs tracking the Deutsche Bank Liquid Commodity Index, saw its short interest ascend more than 500% this year.

The rising interest in shorting commodities shows a better understanding of the sector among investors, said Kevin Rich, managing director of Deutsche Bank's Global Markets Investment Products group. "They want a way to take a bearish view," he said. The bank launched 11 commodities products in 2006 and 2007, all of which are long only; this year, six out of 11 are short.

However, shorting an ETF can be tricky for retail investors. Retirement accounts aren't allowed to carry short positions, which could trigger margin calls if things go wrong. And positions may get closed out abruptly if the owner of the shares recalls them, Mr. Rich cautions.

More products are on the way. ProShares has filed for 24 new commodity funds, two-thirds of which are short ones; Direxion has another two waiting for approval: one long, one short.

© Copyright 2008
Please contact the publisher directly for reprints.
DOWJONES

Account: 1933NX (42673)
NY-472

THE WALL STREET JOURNAL
Date:               Sunday, June 15, 2008
Location:           NEW YORK, NY
Circlation (DMA):   1,721,694(1)
Type (Frequency):   Newspaper (D)
Page:               B14
Keyword:            Deutsche Bank

Going Short
As crude prices have surged, so, too, have bearish bets against a continuing rise.

[graph]

*Daily settlement price on the continuous front-month contract
Sources: WSJ Market Data Group (oil); Nasdaq OMX Group (short interest)

Copyright 2008
Please contact the publisher directly for reprints
DOWJONES

                            Account: 1933NX (42673)
                                    NY-472